UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Employment Agreement with Jose Carmona

Innocoll AG (the "Company") appointed Jose Carmona to serve as its chief financial officer (CFO) effective as of September 1, 2015. The Company's subsidiary, Innocoll Inc., entered into an employment agreement with Mr. Carmona, effective as of September 1, 2015, under which he is entitled to receive an initial annual base salary of $400,000, and which provides that Mr. Carmona will serve as chief financial officer and report to the Company's chief executive officer or management board. Mr. Carmona is further eligible to receive an annual target performance bonus of 40% of his base salary, based on certain annual corporate goals and individual performance goals established annually by the Company's supervisory board. The supervisory board has discretion to pay the annual target performance bonus to Mr. Carmona even if the corporate and individual goals are not fully achieved, and it also has the discretion to increase Mr. Carmona's total annual target bonus to up to 150% of the annual target performance bonus if the corporate and individual goals are exceeded.

The Company's management board, with the authorization of the supervisory board (or its compensation committee), will also approve as of the effective date of the agreement, a grant to Mr. Carmona of options to purchase 20,980 ordinary shares under the Company's 2014 Stock Option Plan. These options will be issued pursuant to a grant letter agreement between the Company and Mr. Carmona, and will have an exercise price equal to the fair market value of the ordinary shares, which, at the Company's discretion (as indicated in the grant letter), will be either: (i) 13.25 times the average closing price of the Company’s ADS on NASDAQ Global Market on the last 10 trading days immediately preceding the grant date, or (ii) 13.25 times the price of the Company's ADS on NASDAQ Global Market on the grant date. The grant letter will also provide that the options will vest over three (3) years, with one-third of the options vesting after the first year following the effective date of the employment agreement, and thereafter in equal quarterly installments. All such options will be issued out of the Company's existing conditional capital and will be subject to all other terms and conditions of the Company's 2014 Stock Option Plan, including, but not limited to, a 4-year mandatory waiting period before any option can be exercised, and certain additional performance thresholds.

The employment agreement further provides that, for each calendar year of Mr. Carmona's continuing employment, starting in 2016, the supervisory board is required to consider an annual grant of options to purchase ordinary shares to Mr. Carmona based upon a variety of factors deemed important to the supervisory board, including the Company’s performance and the competitiveness of Mr. Carmona's compensation within the relevant market, with a target for consideration of 0.2% of the number of ordinary shares issued and outstanding on the date of the grant. The annual equity grant is in the sole discretion of the supervisory board's compensation committee and the supervisory board as a whole. The compensation committee and the supervisory board further have the discretion to issue additional equity compensation, including but not limited to options, as the supervisory board may determine from time to time, and will consider changes in the capital of the Company when making such decisions.

The employment agreement also provides that if Mr. Carmona's employment with the Company is terminated by the Company for reasons other than cause, or as a result of his death or disability or by Mr. Carmona for good reason, and provided that Mr. Carmona executes a separation agreement, Mr. Carmona is entitled to continue to receive his base salary for a period of one year after his termination, and reimbursement for all medical, dental and life insurance benefits for up to the earlier of: (i) one year after his termination, or (ii) the date Mr. Carmona becomes eligible for similar benefits from a third party. If Mr. Carmona dies during his employment with the Company, his estate is entitled to all his compensation and benefits from the Company through the date of his death, and to the proceeds from any applicable policy of life insurance obtained by the Company for the benefit of these beneficiaries. In the event Mr. Carmona is unable to perform his duties and responsibilities to the Company to the full extent required by the supervisory board by reason of illness, injury or incapacity for 90 consecutive days, or for more than 120 days in the aggregate, during any period of 12 consecutive calendar months, he will be entitled to all compensation and benefits earned through the date of disability, and to the proceeds from any applicable disability insurance policy obtained by the Company for his benefit. If Mr. Carmona's employment is terminated within 180 days before or after a change in control, (a) by the Company for any reason other than cause or (b) by Mr. Carmona for good reason, then any and all of the shares and/or options of the Company owned by Mr. Carmona that remain subject to forfeiture shall automatically become no longer subject to forfeiture upon the latter to occur of: (i)

the occurrence of the change in control, or (ii) the termination of his employment as provided above; provided, however, that Mr. Carmona provides the management or the supervisory board with written notice of the occurrence of an event constituting good reason within 30 days of the occurrence of such event and the Company fails to cure or rectify such event within 30 days after receiving such written notice, and in such event, he will be entitled to continue to receive his base salary for a period of one year after the termination, and reimbursement for all medical, dental and life insurance benefits for up to the earlier of: (i) one year after the termination, or (ii) the date Mr. Carmona becomes eligible for similar benefits from a third party, as well as the acceleration of vesting of his equity compensation, subject to limitations imposed under German law.

Pursuant to the employment agreement, Mr. Carmona also agreed to a no-solicitation covenant and a covenant not to compete with the Company worldwide during his employment with the Company and for a period of 365 days thereafter, which period shall be automatically extended for any period of time during which the he has breached, or threatened to breach the relevant provisions.

Mr. Carmona has been employed by Novartis since 2003, most recently as Chief Financial Officer of Alcon Europe, Middle East & Africa, a division of Novartis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer

Date: July 8, 2015